新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

Your Ref: 82-1755
Our Ref.: CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

4 December 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07028587

BY COURIER

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of the Announcement dated 4 December 2007 in respect of the US$3,000,000,000 Programme for the Issuance of Debt Instruments. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

Enc

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

SUN HUNG KAI PROPERTIES (CAPITAL MARKET) LIMITED

(incorporated with limited liability in the Cayman Islands)

(as Issuer)

and

SUN HUNG KAI PROPERTIES LIMITED

(incorporated with limited liability in Hong Kong)

(Stock Code: 16)

(as Guarantor)

US$3,000,000,000 PROGRAMME FOR THE ISSUANCE OF DEBT INSTRUMENTS

Arranger

MORGAN STANLEY & CO. INTERNATIONAL PLC

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the US$3,000,000,000 Programme for the Issuance of Debt Instruments (the "Programme") and any notes to be issued thereunder within 12 months after 7 December 2007, and described in the Information Memorandum to be dated 7 December 2007. The listing of the Programme is expected to become effective on 7 December 2007.

4 December 2007

As at the date of this announcement, the Board of Directors of the Guarantor comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.

END